Offer to redeem shares
in AB Electrolux

This document is a translation of the Swedish document prepared in accordance with Swedish regulations. In the event of any discrepancy between this translation and the Swedish original, the Swedish original shall govern.

This document is important. If you have any doubt as to what action you should take you are recommended to seek your own personal financial advice immediately from your stockbroker, solicitor, accountant or other independent financial adviser. If you have sold or transferred your shares in Electrolux, you should pass this document to the person through whom the sale or transfer was effected.

Contents

The Offer in brief
Background and reasons
Terms, conditions and instructions
Illustrative example
Timetable
Sample application form
How to use the application form
Tax considerations in Sweden
Description of the redemption procedure in Electrolux
Financial effects of the redemption offer
Share capital and ownership structure
Auditors’ statement

The Offer in brief

In accordance with the proposal of the Board of Directors, the Annual General Meeting of Shareholders in AB Electrolux on April 21, 2004, decided on a redemption offer of approximately SEK 3 billion to the shareholders in Electrolux. Shareholders who on the record date of April 26, 2004 are registered with VPC (the Swedish Central Securities Depository and Clearing House) as shareholders in Electrolux are herewith offered the right to participate in the Electrolux share redemption offer. Each A-share in Electrolux entitles to one class A redemption right and each B-share in Electrolux entitles to one class B redemption right. 20 class A redemption rights entitle the holder to redemption of one A-share and 20 class B redemption rights entitle the holder to redemption of one B-share. To facilitate for holders of uneven lots, a maximum of 1,000 redemption rights, irrespective of class, may be used to redeem a maximum of 50 shares of either class (A and/or B). The redemption price is SEK 200 per redeemed Electrolux share.

Annual General Meeting decided on the redemption offer	April 21, 2004
The Electrolux share (A and B) is listed ex redemption right	April 22, 2004
Record date for receiving redemption rights	April 26, 2004
Application period	May 4 – June 1, 2004
Trading in redemption rights on Stockholmsbörsen	May 4 – 26, 2004
Application period for commission-free sale of redemption rights	May 4 – 19, 2004
Payment of proceeds for commission-free sale of redemption rights	on or about June 3, 2004
Trading in redemption shares on Stockholmsbörsen	June 10 – 21, 2004
Extraordinary General Meeting of Shareholders decides on redemption and other matters	June 16, 2004
Payment of redemption price	on or about June 30, 2004

The term “Offer” refers to the redemption offer to the shareholders in AB Electrolux as described in this document. The terms “Electrolux” or “the Company” refer to AB Electrolux or the corporate group of which AB Electrolux is the Parent Company, depending on the context. The term “Handelsbanken” refers to Svenska Handelsbanken AB (publ).

The Electrolux share is listed on Stockholmsbörsen (Stockholm Stock Exchange), Nasdaq in New York (by way of depository receipts) and the London Stock Exchange. In addition, depository receipts have been issued in Italy.

In the U.S., the redemption offer will be implemented in accordance with U.S. securities regulations and special documentation has been prepared for U.S. shareholders. Requisite registration measures in connection with the redemption offer will be taken due to the listing on the London Stock Exchange. In Italy, however, no registration measures will be taken, and thus the redemption offer is not being made to Electrolux’s Italian shareholders or holders of depository receipts issued in Italy. The redemption rights that would otherwise have been distributed to Italian shareholders will be sold on their behalf and they will receive the proceeds of this sale after deducting the expenses related to the sale.

This document, which is a translation of the original Offer document in Swedish, is not directed at persons whose participation in the redemption process requires additional information or registration measures or other measures in addition to those required by Swedish law or described above as being taken. The document may not be distributed to Italy, nor to other such countries that require additional information or measures in accordance with the aforementioned sentence, or to countries in which it breaches applicable laws or regulations. It is the duty of each individual to observe such restrictions resulting from foreign legislation.

Disputes arising from the redemption offer pursuant to this document shall be settled exclusively in accordance with Swedish legislation and by a Swedish Court.

The contents of this document, which has been prepared by and is the sole responsibility of AB Electrolux, has been approved by Handelsbanken (which is an authorised person under the Financial Services and Markets Act 2000) solely for the purposes of Section 21 of the Financial Services and Markets Act 2000.

Handelsbanken, which is regulated by the Financial Services Authority, is acting for AB Electrolux and no one else in connection with the Offer and will not be responsible to any person other than AB Electrolux for providing the protections afforded to clients of Handelsbanken or for providing advice in relation to the Offer.

Handelsbanken or one of its associates has or may have a position or holding in the investments referred to in this document or in a related investment. Handelsbanken or one of its associates is or may be providing, or has or may have provided within the previous 12 months, significant advice or investment services in relation to the investments referred to in this document or a related investment.

Svenska Handelsbanken AB, SE-106 70 Stockholm, Sweden, telephone +46 8 701 10 00.

Background and reasons

Electrolux’s earnings and profitability have steadily improved in recent years. Both the cash flow and the balance sheet have strengthened. Net debt in relation to equity was 0.00 at year-end. The adjusted equity to assets ratio was 42,7%(1).

Meanwhile, in pace with the growing strength of the balance sheet, Electrolux has disbursed capital to the shareholders through market-based share buy-backs and dividends. During 2003, shares were repurchased for a total of approximately SEK 1.7 billion, and the Company now holds about 17.5 million own shares. Also, the dividend was raised to SEK 6.50 for 2004, up from SEK 6.00 in 2003, i.e. to a total of approximately SEK 2 billion.

The Board believes it is important for Electrolux to continue to maintain a strong financial position. However, the favorable development in recent years permits payment of capital above and beyond dividends and buy-backs.

To contribute to improved shareholder value, the Board decided, on February 12, 2004, to propose a redemption offer of about SEK 3 billion to be decided on at the Annual General Meeting. The Annual General Meeting of April 21, 2004 decided on a redemption offer to the shareholders in accordance with the Board’s proposal.

Electrolux has prepared this information brochure in conjunction with the Offer. The brochure describes the redemption procedure in greater detail and how the Company’s shareholders should proceed in order to participate in the Offer. For additional financial information, please refer to Electrolux’s annual report for 2003 and the interim report for January – March 2004.

Stockholm, April 22, 2004

AB Electrolux (publ)

(1)               Refer to page 13 for definitions.

Terms, conditions and instructions

Redemption rights(1)

Each Electrolux share provides one redemption right, with A-shares providing class A redemption rights and B-shares class B redemption rights. Tendering one share of a certain class (A or B) for redemption requires 20 redemption rights of the same class. However, up to 1,000 redemption rights, irrespective of class, may be used for the redemption of a maximum of 50 shares of any class.

Redemption price

The redemption price is SEK 200 for each Electrolux share redeemed.

Application period

Application for the redemption of shares must be made during the period May 4 - June 1, 2004. Application for commission-free sale of redemption rights must be made during the period May 4-19, 2004. If the application encompasses both commission-free sale of redemption rights and redemption of shares, the application form must reach Handelsbanken Capital Market no later than May 19, 2004, (see also “Application”).

Application

Application for the redemption of shares and/or commission-free sale of redemption rights (see “Commission-free sale of redemption rights”) must be made using the enclosed application form. Blank application forms are available at Handels-banken offices and at Handelsbanken’s and Electrolux’s web-sites if, for example, your application form is lost.

The number of shares tendered for redemption may only correspond to one-twentieth of the total number of redemption rights held on the date of submission of the application form. Shares tendered for redemption and the requisite redemption rights will be blocked and thus cannot be transferred.

The duly filled-in application forms should be mailed to Handelsbanken Capital Markets, Issue Department, SE-106 70 Stockholm, Sweden. The application form may also be sent by fax to Handelsbanken Capital Markets, fax +46 8 701 52 60. The application form must reach Handelsbanken Capital Markets no later than May 19, 2004, if the application pertains to commission-free sale of redemption rights, and no later than June 1, 2004 if the application involves share redemption only.

Incomplete or incorrectly filled in application forms may be disregarded without any further action. The application may not be submitted by e-mail.

Only one application may be made by each shareholder. In addition, an application for redemption may only comprise the redemption of whole shares of a certain class and a number of redemption rights equally divisible by 20. Surplus redemption rights may be sold free of commission via Handelsbanken, refer to “Commission-free sale of redemption rights”.

Pledged shares

If the shares are pledged, the pledgee must also sign the application form. Those registered in the list of pledgees accompanying the share register will not receive an application form but will instead be informed separately by Handelsbanken, Issue Department.

Shares registered with nominees

The information brochure and preprinted application form will not be mailed to shareholders whose shares are registered with a nominee. Instead, the application has to be made in accordance with the instructions given by the nominee.

Final date for trading in shares with redemption rights

The final date for trading in shares carrying redemption rights was April 21, 2004. The Electrolux share is listed ex redemption rights as of April 22, 2004.

Record date

The record date at VPC for entitlement to redemption rights is April 26, 2004.

Trading in redemption rights

Trading in redemption rights will take place on Stockholms-börsen during the period May 4-26, 2004.

Commission-free sale of redemption rights

To ensure that shareholders with small shareholdings do not encounter any selling expenses when selling redemption rights via the market, each holder of redemption rights is offered the opportunity to sell in total a maximum of 1,000 redemption rights of either class free of commission. The application should be made using the same form as the redemption application.

The application period for commission-free sale of redemption rights is May 4-19, 2004. Once Handelsbanken has received the application, Handelsbanken is entitled to dispose of the number of redemption rights comprised by the application. Handelsbanken intends to sell the redemption rights tendered for commission-free sale during the period May 6-26, 2004, on behalf of the holder.

The price of the redemption rights sold through the commission-free sales procedure will correspond to the average price for all redemption rights sold via this offer.

Proceeds from the redemption rights sold via this procedure will be accounted for on or around June 3, 2004 through a deposit in the applicant’s yield account linked to the VP-account (securities account). If there is no yield account, or if such account is incorrect or is a post giro account, payment will be made in line with instructions on the settlement note.

(1)               Electrolux B-shares denominated in EUR and traded on Stockholmsbörsen are treated in the same manner as other B-shares in the Company.

Shareholders with holdings of redemption rights exceeding 1,000 redemption rights, i.e. the maximum amount that can be sold commission-free, and who wish to sell the remainder or all of their redemption rights on Stockholmsbörsen, should contact their bank or stockbroker.

Right to withdraw the application

Shareholders are entitled to withdraw any application for share redemption. To be valid, a written notice of withdrawal must reach Handelsbanken (Handelsbanken Capital Markets, Issue Department, SE-106 70 Stockholm, Sweden) no later than 6.00 p.m. on June 1, 2004, i.e. the final day for application for redemption.

Administration by VPC

Enclosed with this document is a preprinted application form showing the number of redemption rights received. No VP-notice (securities note) is mailed from VPC in conjunction with the registration of redemption rights in the VP-account.

The number of shares tendered for redemption and the requisite number of redemption rights will be transferred to a newly opened, blocked VP-account in the shareholder’s name –referred to as an account in kind. This means that the tendered shares and redemption rights are blocked and cannot be transferred. In connection with this, a VP-notice is mailed showing the deposit of shares and redemption rights in the newly opened account in kind. The redemption of one share of a certain class requires 20 redemption rights of the same class, although up to 1,000 redemption rights of either class may be used by an applicant for the redemption of a maximum of 50 shares of either class A and/or B shares.

After the expiry of the application period, the tendered shares and redemption rights will be removed from the account in kind and what are referred to as redemption shares(1) will be registered in the original VP-account. The account in kind will subsequently be closed. A VP-notice relating to such removal and registration will not be mailed.

Unexercised redemption rights have no value after the expiry of the application period and will be removed from the VP-account. No VP-notice will be mailed in this respect.

Redemption shares may be traded, see below under “Trading in redemption shares”. In connection with payment for redeemed shares, the redemption shares will be removed from the VP-account. No VP-notice will be sent out in connection herewith.

Trading in redemption shares

Trading in redemption shares is planned to commence on or around June 10, 2004 and cease on or around June 21, 2004 and will be conducted on Stockholmsbörsen.

Payment of redemption price

Payment of SEK 200 for each redemption share is expected to take place on or around June 30, 2004. Payment will be made via VPC to the yield account linked to the applicant’s VP-account. A VP-notice will be mailed as confirmation of payment.

Non-Swedish shareholders

Shareholders tax resident outside Sweden who choose to exercise the rights under the Offer are obliged to pay Swedish withholding tax on the redemption price, see pages 10-11 “Tax considerations in Sweden”.

Withholding tax will thus be withheld for shareholders tax resident outside Sweden in connection with the payment of the redemption price.

Terms and conditions underlying the Offer

The redemption offer is conditional on an Extraordinary General Meeting of Electrolux, intended to take place in the month of June 2004, resolving on (i) reduction of the share capital as a consequence of the redemption offer, with a statement of the definite redemption price and the definite number of shares that the redemption comprises, (ii) an issue of new shares of series C to such an extent that an amount equal to the reduction amount is contributed to the Company, and (iii) reduction of the share capital in an amount corresponding to the reduction amount by redemption of shares of series C and transfer to the statutory reserve, as well as on PRV (the Swedish Patent and Registration Office) passing the requisite resolutions on registration.

Important information on trading in redemption rights and redemption shares on Stockholmsbörsen

As presented in the section entitled “Terms and conditions underlying the Offer” above, the Offer is conditional on, among other factors, resolutions being passed at an Extraordinary General Meeting of Shareholders in Electrolux. If the terms and conditions are not fulfilled, the transactions conducted in redemption rights, Electrolux shares or redemption shares can not be reversed. The redemption rights will be worthless. The Electrolux shares can be expected to be traded at share prices that are not affected by the detaching of redemption rights, and the redemption shares will revert to A or B-shares.

Questions

Questions regarding the Offer will be answered by telephone, +46 (0)480 404 117.

(1)               A redemption share is a share in Electrolux that will be redeemed in exchange for SEK 200 after the terms and condition underlying the Offer are fulfilled.

Illustrative example

Shareholders who on the record date, April 26, 2004, are registered with VPC as shareholders in Electrolux, receive one redemption right for each share in Electrolux		Electrolux shares	Assume you hold 100 B-shares

		Redemption rights	You receive 100 class B redemption rights

Share redemption			Sale of redemption rights

20 redemption rights entitle to the redemption of one share, which means that as a holder of 100 redemption rights, you may redeem 5 shares in exchange for SEK 200 for each redeemed share			100 redemption rights are tendered for sale, either via Handelsbanken (commission-free sale) or via your bank or stockbroker (market sale)

Electrolux shares	+	Redemption rights	Redemption rights

5 B-shares		100 class B redemption rights	100 class B redemption rights

Electrolux shares			Electrolux shares

You retain 95 B-shares		For your redeemed B shares, you receive 5 x SEK 200 = SEK 1,000	You retain 100 B-shares	For the 100 redemption rights sold, you receive cash equivalent to the value of the redemption rights

On or about June 10, 2004, those who have tendered Electrolux shares for redemption will receive Electrolux shares referred to as redemption shares pending the implementation and registration at PRV of the requisite resolutions of the Extraordinary General Meeting of Shareholders in Electrolux, which is planned for June 16, 2004 (see also “Description of the redemption procedure in Electrolux” on page 12). Trading in redemption shares is scheduled to take place during the period June 10–21, 2004. The redemption price of SEK 200 per redemption share is expected to be paid on or around June 30, 2004.

Participation in the redemption offer is voluntary. Since the redemption offers a premium on the market price, financial loss may be incurred if shareholders disregard the Offer.

After May 26, 2004, it will not be possible to trade the redemption rights on Stockholmsbörsen. After June 1, 2004, unexercised redemption rights will be worthless and – without notification from VPC – will be removed from the VP-account. Neither Electrolux nor Handelsbanken will compensate for the value forfeited by the shareholder if the application form is submitted after the expiry of the application period.

Note that application for commission-free sale of redemption rights must be made no later than May 19, 2004. If the application only concerns share redemption, the application form must reach Handelsbanken no later than June 1, 2004, at the address: Handelsbanken Capital Markets, Issue Department, SE-106 70 Stockholm, Sweden.

Participation in the redemption offer requires redemption rights (20 per share to be tendered for redemption) and Electrolux shares. It is not possible to buy redemption rights and participate in redemption without holding shares in Electrolux (one share per 20 redemption rights) and tendering them for redemption within the period indicated.

Timetable

Activity	Date	Note that

2004

Annual General Meeting of Electrolux. Resolution on redemption offer. Final day for trading in the Electrolux share with redemption rights.	April 21

First day for trading in the Electrolux share, ex redemption rights.	April 22

Record date for receiving redemption rights.	April 26

Commencement of application period for exercising of redemption rights and commission-free sale. Trading in redemption rights commences.	May 4

Final day for application for commission-free sale of a maximum of 1,000 redemption rights.	May 19	After this date, it is not possible to tender redemption rights for commission-free sale.

Final day for trading in redemption rights.	May 26	After this date, it is not possible to buy or sell redemption rights on Stockholmsbörsen.

Application period for exercising of redemption rights expires.	June 1

It is not possible to tender Electrolux shares for redemption after this date. Following this date, holdings of redemption rights are worthless and will be removed from the shareholder’s VP-account without notification.

Payment of proceeds for redemption rights sold free of commission.	On or about June 3

Redemption shares are registered in the VP-account and trading in redemption shares commences.	June 10

Extraordinary General Meeting of Shareholders decides on redemption and other matters (scheduled for June 16, 2004).	June 16

Trading in redemption shares ceases.	June 21

Payment of redemption price.	On or about June 30

Sample application form

Application form for the redemption of shares and/or commission-free sale of redemption rights in AB Electrolux	Application for share redemption: May 4 – June 1, 2004 Application for commission-free sale: May 4 – 19, 2004

To be mailed to:

Handelsbanken Capital Markets

Issue Department

SE-106 70 STOCKHOLM

or send by fax to:

Handelsbanken Capital Markets

Fax no +46 8 701 52 60

Offer in brief:

•                  One redemption right is provided for each Electrolux share.

•                  A-shares provide class A redemption rights (SR 1 040426) and B-shares provide class B redemption rights (SR 2 040426).

•                  20 redemption rights are required to redeem one share. Maximum 1,000 redemption rights may be used for redemption of a maximum of 50 shares of either class.

•                  SEK 200 will be paid in cash for each Electrolux share redeemed.

•                  A maximum of 1,000 redemption rights of any class A and/or B may be sold commission-free.

•                  The Offer is conditional on the requisite resolutions for the implementation of the redemption offer being passed at the Extraordinary General Meeting of Shareholders in Electrolux, scheduled for June 16, 2004, and the subsequent registration of these resolutions by the Swedish Patent and Registration Office.

Alternative 1 – Redemption of the maximum number of A and B-shares

Using this alternative, you choose by marking an X in the appropriate box below to redeem the maximum number of A-shares, using class A redemption rights, and the maximum number of B-shares, using class B redemption rights, and to sell any remaining redemption rights commission-free. Please note that the preprinted figures in this alternative can not be changed.

	A-shares	B-shares
In your case, the following number of shares will be redeemed: (number of redemption rights received divided by 20)(1)	0	5	(1)

	A rights	B rights
and the following number of redemption rights will be sold free of commission:	0	2

(2)

Yes, I/we wish to redeem the maximum number of shares and sell the remaining redemption rights commission-free as above.
NOTE: Marking an X in the box means that any entries in the boxes below will be disregarded.
Don’t forget to sign the application form!

Alternative 2 - Redemption and/or commission-free sale of a number other than the preprinted numbers under alternative 1.

NOTE! To be filled in only by those who do not accept alternative 1 above.

	This column is to be filled in only if you have class A redemption rights and/or A-shares

	A rights	B rights
You have received the following number of redemption rights:	0	1 0 2	(3)

Please, write clearly!

1. Number of redemption rights used for share redemption (must be equally divisible by 20): NOTE! Maximum 1,000 redemption rights may be used for redemption of a maximum of 50 shares of either class.	A rights	B rights
		4 0	(4)

2. Number of shares to be redeemed (must be one-twentieth of the number of redemption rights noted in item 1):	A shares for redemption	A shares for redemption
		2	(5)

3. Number of redemption rights tendered for commission-free sale: NOTE! A maximum of 1,000 redemption rights.	A rights	B rights
		6 2	(6)

4. Total number of redemption rights exercised: Corresponds to the total number of redemption rights indicated in item 1 and/or item 3.	A rights	B rights
		1 0 2	(7)

Redemption rights/shares are registered in the VP-account:                                                        0000-9999-9999 (8)

Handelsbanken is authorized to take registration measures and remove the redemption rights and shares from the indicated VP-account to the extent required by this application.

Information regarding shareholder (9)		Information regarding pledgee (if applicable) (10)

Personal identity no. / Corp. reg. no.	Daytime tel. no.	Pledgee’s identity no. / Corp. reg. no.	Daytime tel. no.
123456-7890
Name / Company		Pledgee
Karl Karlsson
Place	Date	Place	Date

Signature (Compulsory)		Pledgee’s signature

Call +46 (0)480 404 117 should you have any questions regarding the Offer.

Tryckindustri 2004

How to use the application form

The example on the left shows a preprinted application form for a person holding 102 B-shares. Most Electrolux shareholders have only B-shares but there are also a number of shareholders with A-shares or a combination of A and B-shares. Examples showing preprinted application forms in these cases are available at Handelsbanken’s website (www.handelsbanken.se/ aktuellaerbjudanden) and at the Company website (www.electrolux.com/redemption).

(1).            These boxes show the maximum number of shares that may be redeemed in your case and the number of remaining redemption rights that in this event may be sold commission-free. On April 26, 2004, VPC will conduct a search to identify shareholders in Electrolux, who are thus entitled to redemption rights in Electrolux. The redemption rights are designated “SR 1 040426” for class A redemption rights and “SR 2 040426” for class B redemption rights in your VP-account. On the record date, April 26, 2004, each A-share in Electrolux entitles the holder to one class A redemption right and each B-share to one class B redemption right. The person in our example is assumed to have 102 class B redemption rights. The maximum number of shares that can be redeemed by means of 102 class B redemption rights is 5 B-shares (100 / 20 = 5). The number of redemption rights in this case that cannot be used for redemption and which may thus be sold commission free is 2 class B redemption rights (102 - 100 = 2). Please observe that the preprinted numbers in this alternative can not be changed.

(2).            Here, you accept to redeem the maximum number of shares and sell the remaining redemption rights. If you wish to redeem as many shares as possible and sell the remaining redemption rights commission-free, i.e. the number of shares and redemption rights indicated in boxes 1, you mark an X in this box. Subsequently, you should sign the application and add your daytime telephone number in box 9 and mail the application form to Handelsbanken Capital Markets, Issue Department, SE-106 70 Stockholm, Sweden.

If, instead, you wish to redeem a different number of shares and/or sell a number of redemption rights other than that indicated in boxes 1, you must fill in the information in boxes 4-7 on the application form yourself. The person in our example is assumed to be unwilling to redeem the 5 B-shares indicated in box 1, since this would mean that the total shareholding after redemption would be 97 B-shares, i.e. it would be less than a full trading lot of 100 Electrolux shares. Thus, the person in our example chooses not to mark an X in box 2.

(3).            This box shows your redemption rights. The number of redemption rights shown is based on the search by VPC on April 26, 2004. Thus, if redemption rights have been subsequently bought or sold, the number indicated will not be correct. In this case, cross out the preprinted number and insert the correct number of redemption rights alongside it. The person in our example is assumed to hold 102 class B redemption rights.

(4).            In this box you insert the number of redemption rights that you wish to exercise for the redemption of Electro-lux shares. The person in our example wishes to exercise 40 class B redemption rights to redeem 2 B-shares (40/20 = 2) and thus receive SEK 400 (2 x 200 = 400) as the redemption price. Thus, the person inserts 40 in box 4. The total number in box 4 should be equally divisible by 20.

(5).            Fill in the number of shares you wish to redeem. Since the person in our example wishes to redeem 2 B-shares, as above, 2 should be inserted in this box. If the person also had A-shares and/or class A redemption rights, up to 1,000 redemption rights (class A and/or class B redemption rights) could have been used to redeem shares of either class (A and or/B-shares).

(6).            Fill in the number of redemption rights tendered for commission-free sale. In this box you indicate how many redemption rights you wish to sell commission-free (maximum of 1,000 redemption rights). In this example, the person chooses to sell, commission-free, redemption rights not used to redeem Electrolux shares, i.e. 62 class B redemption rights (102 - 40 = 62). Thus the person should insert 62 in box 6.

(7).            The total in this box should equal the total in box 3.

Boxes 4 and 6 are summed in this box. If you wish to exercise all your redemption rights, the total set out in this box should correspond with your total holding of redemption rights. If redemption rights have been bought or sold, the total should correspond with the new holding of redemption rights. Thus the person in our example should insert 102 in this box (40 + 62 = 102). If your holding of redemption rights exceeds 1,000 redemption rights - meaning the amount you may sell free of commission - and you wish to sell the remainder or all redemption rights on Stockholms-börsen, the total will not tally. Using this application, you can not commission Handelsbanken to sell more than 1,000 redemption rights of any class in aggregate. A sale in excess of the commission-free sale must be made via your bank office or your stockbroker.

(8).            Your VP-account number is indicated in this box. This is your VP-account, which VPC will search on April 26, 2004.

(9).            Signature. To be valid, the application must be signed. Also add your daytime telephone number.

(10).      Pledging. If the holding is pledged, for example because the shares have been used as collateral for a loan, the pledgee must also sign the application.

Miscellaneous

Blank application forms are available at Handelsbanken offices and at Handelsbanken’s and Electrolux’s websites if for example your application form is lost.

Note that it is very important that you write clearly.

The application may not be submitted by e-mail.

If you have any questions, please contact your bank office or your stockbroker or call +46 (0)480 404 117.

Tax considerations in Sweden

The presentation below is a summary of certain Swedish tax regulations that apply to shareholders in Electrolux as a result of the Offer. Unless otherwise stated, the summary is based on regulations and practice currently in force for shareholders that are resident in Sweden for tax purposes. The presentation does not cover situations in which securities are held as current assets in business operations or are held by partnerships. Neither does it deal with the special tax regulations applying to certain corporate categories. The provisions of tax treaties between Sweden and other states may also affect the tax consequences for shareholders who are not tax residents of Sweden. The tax implications for each shareholder depend in part on the shareholder’s specific circumstances. All shareholders should consult a tax advisor for information on the specific tax consequences arising from the Offer for their part.

In brief

The receipt of redemption rights does not give rise to any taxation. Taxation will arise first when redemption rights or redemption shares are disposed of or when the shares are redeemed. Taxation is conducted in accordance with the rules governing capital gains or capital losses for shareholders that are tax residents of Sweden. In the case of shareholders that are tax residents outside of Sweden, a Swedish withholding tax is payable on the cash proceeds received as redemption payment when shares are redeemed. However, no withholding tax is payable if redemption rights or redemption shares are sold in the market.

Receipt of redemption rights

The receipt of redemption rights pursuant to this Offer does not give rise to taxation. Instead, the acquisition cost for shares of the same class and type in Electrolux that provide the entitlement to redemption rights are distributed between these shares and the redemption rights received. No taxation arises when redemption rights are exercised for tendering shares for redemption.

Sale of redemption rights

The sale of redemption rights gives rise to capital gains taxation. In this context, the capital gain or capital loss is calculated as the difference between the sales proceeds after deductions for selling expenses and the acquisition costs of the redemption rights. As noted above, the acquisition cost of the redemption rights is determined on the basis of the average acquisition cost for the shares that provide entitlement to redemption rights through a distribution of the shares’ acquisition cost among these shares and the redemption rights. This distribution is made in relation to the market value of the shares and redemption rights, respectively, in connection with the detachment of the redemption rights(1). The distribution between shares and redemption rights for A and B-shares in Electrolux is done separately. Electrolux intends to request the Swedish Tax Agency to issue a general recommendation in respect of how large a part of the acquisition cost for one A or B-share in Electrolux immediately prior to detachment of the redemption right is to be allocated to the redemption right and share, respectively(2). The acquisition cost of a redemption right acquired in the market is the purchase price. For the sale of redemption rights, the average method should be used for redemption rights of the same class and type. What is referred to as the standard rule may not be applied on a sale of redemption rights. If the period allowed for the utilisation of redemption rights expires without the exercise of the rights, the redemption rights are viewed as having been sold for SEK 0.

See below under “Redemption of shares” for a general treatment of the calculation of capital gains.

Example

A shareholder has 300 B-shares in Electrolux with an average acquisition cost of SEK 100 before the detachment of redemption rights. Assume in this example, that the Swedish Tax Agency in its forthcoming general recommendation determines that 1.5% (note that this is solely an assumption) of the acquisition cost for one class B-share in Electrolux prior to redemption is attributable to the redemption right (for B-shares), with the remaining 98.5% attributable to the share. The acquisition cost for these redemption rights will then be SEK 1.50 each (1.5% of SEK 100).

The remaining shares subsequently have an average acquisition cost of SEK 98.50 (98.5% of SEK 100). Thus, if the redemption rights are sold for SEK 2.25 each, this gives rise to a capital gain of (2.25 x 300) – (1.50 x 300) = SEK 225.

Redemption of shares

General

In the case of shareholders that are tax residents of Sweden, the redemption of shares is treated as a disposal of shares, which gives rise to capital gains taxation. The capital gain or loss is calculated as the difference between the redemption amount (sales proceeds) after deductions for selling expenses and the acquisition cost of the redeemed shares. As stated above under “Sale of redemption rights” the average acquisition cost is reduced for those A or B-shares in Electrolux that provide entitlement to the redemption rights by the acquisition cost attributable to the class A or B redemption rights. In calculating capital gains, the acquisition cost of the 20 redemption rights required for the redemption of one share should be added to the remaining acquisition cost for a redeemed share in Electrolux.(3)

In calculating the acquisition cost for redeemed shares, the average acquisition cost of all shares of the same class and

(1)               An advance tax ruling of the Supreme Administrative Court in a similar issue deems it impossible to conduct this distribution of the acquisition cost of shares calculated using the standard rule. Thus, in such situations, the rights will not have any acquisition cost.

(2)               Information pertaining to the Swedish Tax Agency’s general recommendation will be available at the Agency’s website www.skatteverket.se and Electrolux’s website www.electrolux.com/redemption.

(3)               As noted above, Electrolux intends to request a general recommendation from the Swedish Tax Agency regarding how large a part of the acquisition cost of an A or B-share in Electrolux immediately prior to the detachment of a redemption right should be deemed to be attributable to the redemption right and share, respectively.

type is used. However, in applying the average method, redemption shares are not deemed to represent shares of the same type and class as ordinary shares in the Company. As an alternative for listed shares, the acquisition cost may also be determined using the standard rule, which means that the acquisition cost may be set at 20% of the sales proceeds after deductions for selling expenses.

Example

A shareholder has 300 B-shares in Electrolux, with an average acquisition cost of SEK 100 before the detachment of redemption rights. Assume in this example that the Swedish Tax Agency in its forthcoming general recommendation determines that 1.5% (note that this is solely an assumption) of the acquisition cost for a B-share in Electrolux prior to redemption is attributable to the redemption right (for B-shares) and the remaining 98.5% is attributable to the share. If the shareholder tenders 15 B-shares for redemption for a cash amount of SEK 200 per share, taxation will be as follows:

Sales proceeds:
15 x redemption payment of SEK 200		=	SEK	3,000
Less: 15 x 98.50
(98.5% of SEK 100)	SEK -1,478
300 x 1,50
(1.5% of SEK 100)	SEK -450
		=	SEK	-1,928
Taxable capital gains			SEK	1,072

Individuals

Capital gains for individuals are taxed as income from capital at a tax rate of 30%. If a capital loss arises, this is fully deductible against capital gains in the same year on shares and other listed securities that are taxed as shares except for units in Swedish investment funds that only contain Swedish receivables (; Sw svenska räntefonder). Any excess losses are 70% deductible and may be offset against other income from capital. If an overall capital deficit arises, a reduction from the tax on income from employment and business operations as well as real estate tax is granted. A tax reduction of 30% is provided for deficits that do not exceed SEK 100,000 and 21% of any remaining deficit. Deficits cannot be carried forward to later fiscal years.

Limited liability companies

In the case of limited liability companies, capital gains are taxed as income from business operations at a tax rate of 28%. Deductible capital losses on shares and other share related securities may only be offset against taxable capital gains on shares and other such share related securities. In certain cases, capital losses may be offset against capital gains within a certain corporate group if group contributions are permitted among the companies. Capital losses that cannot be utilized during a certain year may be carried forward and be utilized against eligible capital gains in subsequent fiscal years.

In the case of limited liability companies, there are special regulations regarding tax exemption for capital gains and restrictions on the deductibility of capital losses on shares that are held for business purposes. This also applies to business-related share-based participating rights, such as redemption rights(1).

Sale of redemption shares

The sale of redemption shares also gives rise to capital gains taxation. Calculation of a capital gain or capital loss is done on the basis of the difference between the sales proceeds after deduction for selling expenses and the acquisition cost of the redemption shares (see above under the heading “Redemption of shares”)(2).

Special tax considerations for shareholders that are tax residents outside of Sweden

In the case of shareholders that are tax residents outside of Sweden, and who redeem shares in exchange for the redemption payment, the redemption is deemed to be a dividend, which means that Swedish withholding tax is levied on the amount paid. In certain cases, the Swedish Tax Agency has granted a deduction for the par value of the redeemed shares(3). It should be noted that withholding tax will be deducted from the redemption payment irrespective of whether the redemption shares or redemption rights are received through the Offer or are purchased on the market. The withholding tax rate is 30% but is generally reduced pursuant to tax treaties with other countries. In Sweden, normally VPC or – if the shares are registered with a nominee – the nominee effects the withholding tax deductions. However, no Swedish withholding tax is payable when redemption rights or redemption shares are disposed of in the market.

Shareholders that are tax residents outside of Sweden are normally not taxed in Sweden for the sale of shares or similar securities. However, according to a special provision, individuals who are tax residents outside of Sweden can be subject to Swedish taxation on the disposal of Swedish securities if the seller has been resident in Sweden or has had his/her habitual abode there at any time during the calendar year when the sale occurred or during the previous ten calendar years. However, in many cases the application of this provision is limited by means of tax treaties.

(1)               Non-listed shares are deemed to be held for business purposes irrespective of the size of the holding. Listed shares are deemed to be held for business purposes if the total number of voting rights for the owning company’s overall participation corresponds to 10% or more of the voting rights of all shares in the company or if the holding is deemed warranted due to the operations pursued by the owning company or otherwise by a closely related company, as defined. In addition, in the case of listed shares, there is a requirement that they have been held for business purposes (as defined) of the seller for at least one year prior to the sale in order for the disposal to be tax exempt or non-deductible, respectively. Redemption rights are deemed to be held for business purposes if the shares that provide entitlement to redemption are held for business purposes. In order for a capital gain arising from the sale of redemption rights to be tax exempt or non-deductible, respectively, it is also required that the shares that provided entitlement to the redemption rights were acquired at least one year prior to their sale.

(2)               However, it is not clear whether redemption shares that are sold before the approval of redemption by the shareholders’ meeting are deemed to be of the same class and type as ordinary shares when applying the average method.

(3)               The question of whether a deduction from Swedish withholding tax on share redemptions can be granted in a higher amount than the par value of the shares is currently under trial by Swedish tax courts.

Description of the redemption procedure in Electrolux

The Annual General Meeting of April 21, 2004 decided on a transfer of capital to the shareholders through an offer to the shareholders to participate in a redemption offer with a total value of about SEK 3 billion. The decision means that shareholders are offered to redeem every twentieth share in the Company against a cash payment of SEK 200 for each share.

When the application period expires on June 1, 2004, the exact number of shares to be redeemed can be determined on the basis of the number of shares tendered for redemption. The share redemption offer means that Electrolux’s share capital is expected to be reduced by at the most SEK 76.7 million through the redemption of a maximum of 15.3 million shares. In the absence of other measures, this requires court permission, which means that payment of the redemption price can not be undertaken until the court’s permission has been received and become legally binding. To avoid the requirement for court permission and thus achieve speedier payment of the redemption price to the shareholders, the Board intends to propose the issue of redeemable C-shares. Electrolux used this method in 2002 and 2003 in conjunction with the withdrawal of repurchased shares.

Redemption is expected to proceed as follows:

1.               An Extraordinary General Meeting of Shareholders, scheduled for June 16, 2004, resolves to reduce the share capital of the Company through the redemption of A and B-shares as a result of the redemption offer. An amount corresponding to the redemption amount of about SEK 3 billion can be paid out to the shareholders after the requisite resolutions have been registered with PRV. Restricted equity (share capital) is reduced by the nominal amount of the redeemed shares (reduction amount) and unrestricted equity is reduced by the remaining portion (difference between the redemption amount and the reduction amount).

2.               The Extraordinary General Meeting of Shareholders also resolves that the Company’s share capital shall be increased by the reduction amount by means of a directed new share issue of redeemable C-shares. As a result of the Company receiving an amount equal to the reduction under Section 1, the share capital is restored. Consequently, the reduction arising from the redemption of A and B-shares can be made without the permission of a court. Handelsbanken has undertaken to subscribe for all C-shares.

3.               Finally, the Extraordinary General Meeting of Shareholders resolves that the Company’s share capital shall be reduced through the redemption of the newly issued C-shares. Restricted equity is restored at the same time through a transfer from unrestricted equity to the statutory reserve (restricted equity) of an amount equal to the reduction amount.

4.               This means that unrestricted equity is reduced by the redemption amount of about SEK 3 billion.

Financial effects of the redemption offer

To illustrate how the redemption offer would have affected Electrolux’s consolidated financial statements for 2003, a pro forma income statement and balance sheet and certain financial key ratios are presented below.

The pro forma accounts have been prepared using the following principles and assumptions:

•                  The income statement for 2003 has been prepared as if the redemption offer had been completed as of January 1, 2003. The balance sheet has been prepared as if the redemption offer had been completed as of December 31, 2003.

•                  All redemption rights are exercised, which means that the closing and average numbers of shares decrease by about 15.3 million to about 291.3 million shares and about 297.9 million shares, respectively, excluding shares held by the Company. Electrolux holds about 17.5 million own shares, which are not encompassed by the Offer.

•                  The redemption amount, totaling about SEK 3,066 million, reduces the Company’s liquid funds. In calculating the effect on earnings that arises as a result of the decrease in liquid funds, an assumed interest rate of 3% before tax and a standard tax rate of 28% have been applied.

•                  The costs of the Offer are relatively limited and of a nonrecurring nature, and thus these have not been taken into consideration.

Consolidated income statement

Amounts in SEK million, unless otherwise stated	2003	Adjustments	Pro forma 2003
Net sales	124,077		124,077
Operating income	7,175		7,175
Margin, %	5.8		5.8
Financial items, net	-169	-92	-261
Income after financial items	7,006	-92	6,914

Margin, %	5.6		5.6
Tax	-2,226	26	-2,200
Minority’s share of the net income	-2		-2
Net income	4,778	-66	4,712

Consolidated balance sheet

Amounts in SEK million, unless otherwise stated	2003	Adjustments	Pro forma 2003
Assets
Fixed assets	23,610		23,610
Inventories, etc.	14,945		14,945
Accounts receivable	21,172		21,172
Other receivables	4,699		4,699
Liquid funds	12,602	-3,066	9,536
Total assets	77,028	-3,066	73,962

Equity and liabilities
Equity	27,462	-3,066	24,396
Minority interests	27		27
Interest-bearing liabilities and provisions	12,501		12,501
Non-interest-bearing liabilities and provisions	37,038		37,038
Total equity and liabilities	77,028	-3,066	73,962

Key ratios	2003	Adjustments	Pro forma 2003
Average number of shares after buy-backs, million of shares	313.27	-15.33	297.94
Net income per share, SEK(1)	15.25	0.56	15.81
Return on equity, %(2)	17.3	1.8	19.1
Return on net assets, %(3)	23.9	0.0	23.9
Net debt/equity ratio(4)	0.00	0.12	0.12
Adjusted equity/assets ratio, %(5)	42.7	-4.8	37.9

(1)               Calculated on the basis of the average number of shares after buy-backs.

(2)               Net income as a percentage of average equity. Equity adjusted as of January 1, 2003.

(3)               Operating income as a percentage of average net assets.

(4)               Net borrowings, i.e. interest-bearing liabilities less liquid funds, in relation to adjusted equity.

(5)               Equity plus minority as a percentage of total assets less liquid funds.

Share capital and ownership structure

Share capital

The share capital of Electrolux at April 21, 2004 (prior to the implementation of the Offer) amounted to SEK 1,620.5 million, distributed among 324.1 million shares, of which 10 million were A-shares and 314.1 million were B-shares, each with a par value of SEK 5. Of the total number of shares, approximately 17.5 million B-shares are held by the Company and are not encompassed by the Offer. A-shares carry one voting right per share, while B-shares each carry 0.1 voting rights. Each share provides equal entitlement to the Company’s assets and earnings.

If the Offer is accepted in full, it is estimated that the share capital will be reduced by SEK 76.7 million to SEK 1,543.8 million through the redemption of 15.3 million shares. The number of shares will hereby amount to 308.8 million including shares held by the Company.

Ownership structure prior to redemption

At December 31, 2003, Electrolux had approximately 60,000 shareholders. The table on the right presents the shareholder structure, while the list below shows the 10 major shareholders.

Distribution of shareholdings in Electrolux

Shareholding	Number of shareholders	% of shareholders
1–1,000	52,399	86.8
1,001–10,000	7,005	11.6
10,001–100,000	699	1.2
100,001–	252	0.4
Total	60,355	100.0

Source: SIS Share ownership service, as of December 31, 2003

Distribution of ownership by country

At December 31, 2003, non-Swedish ownership of Electrolux totaled about 36% of the capital.

Source: SIS Share ownership service, as of December 31, 2003

Major shareholders in Electrolux prior to share redemption

	Number of A-shares	Number of B-shares	Total number of shares	Percentage of capital, %	Percentage of voting rights, %(1)
Investor AB	9,232,390	9,847,800	19,080,190	5.9	25.7
Alecta Mutual Pension Insurance	—	15,894,098	15,894,098	4.9	4.0
AMF Pension Funds	—	12,210,000	12,210,000	3.8	3.1
Nordea Investment Funds	—	11,875,489	11,875,489	3.7	3.0
Robur Investment Funds	—	9,307,675	9,307,675	2.9	2.3
SHB/SPP Investment Funds	—	8,466,016	8,466,016	2.6	2.1
Fourth Swedish National Pension Fund	—	7,778,400	7,778,400	2.4	2.0
Third Swedish National Pension Fund	—	5,846,486	5,846,486	1.8	1.5
SEB Investment Funds	—	5,223,867	5,223,867	1.6	1.3
AFA Insurance	—	5,150,070	5,150,070	1.6	1.3
Other shareholders	767,610	205,500,099	206,267,709	63.6	53.7
External shareholders	10,000,000	297,100,000	307,100,000	94.8	100.0

Electrolux	—	17,000,000	17,000,000	5.2	—
Total	10,000,000	314,100,000	324,100,000	100.0	100.0

(1) Adjusted for buy-backs of shares as of December 31, 2003. Source: SIS Share ownership service, as of December 31, 2003

Of the total share capital at December 31, 2003, non-Swedish investors held approximately 36%, about 54% was owned by Swedes institutions and mutual funds, and about 10% was held by Swedish individuals. Most of the shares held by non-Swedish investors are registered with a nominee.

Electrolux share price

The Electrolux share is listed on Stockholmsbörsen (Stockholm Stock Exchange), the London Stock Exchange and Nasdaq in New York. The share price trend and trading volume for the Electrolux B-share on Stockholmsbörsen during the period January 1, 1999 – April 16, 2004 is shown below.

Price and trading volume of Electrolux B-shares on Stockholmsbörsen, January 1, 1999 – April 16, 2004.

Auditors’ statement

In our capacity as auditors of AB Electrolux (publ) we have examined the information provided in the section “Financial effects of the redemption offer” on page 13 of this document. The pro forma accounts have been prepared in accordance with the conditions outlined on page 13. Information extracted from the 2003 Annual Report has been correctly reproduced. The 2003 Annual Report has been audited.

Stockholm, April 22, 2004.

PricewaterhouseCoopers AB

Peter Clemedtson	Anders Lundin
Authorized Public Accountant	Authorized Public Accountant
Auditor – in – charge

AB Electrolux
Postal address	Visiting address	Telephone	Telefax	Website
SE-105 45 Stockholm, Sweden	St Göransgatan 143, Stockholm	+46 8 738 60 00	+46 8 656 44 78	www.electrolux.com

Tryckindustri / Finanstryck 0413893